EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

651 East Corporate Drive, LLC	(Delaware)
1035 Battery Street Owner, LLC	(Delaware)
2477 Deerfield Drive, LLC	(Delaware)
3075 Loyalty Circle Member, LLC	(Delaware)
3075 Loyalty Circle Owner, LLC	(Delaware)
3596 Alpine Avenue, LLC	(Delaware)
5516 West Buchanan Street Owner, LLC	(Delaware)
CF Albertsons Chicago, LLC	(Delaware)
CF Albertsons Lancaster, LLC	(Delaware)
RG 1035 Battery Street Manager, LLC	(Delaware)
RG 1035 Battery Street Member, LLC	(Delaware)
RGGSR 1035 Battery Street, LLC	(Delaware)
Cantor Fitzgerald Income Trust Operating Partnership, L.P.	(Delaware)
Rodin Real Estate Investments, LLC	(Delaware)
CF Net Lease Portfolio IV DST	(Delaware)